SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke

Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, California 94111

(415) 352-4463

Justus Leachman

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 486,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 583,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 583,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 583,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON OC 532 OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,608
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 371,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 46145F105	13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON JORDAN HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON JUSTIN HUGHES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	13D/A	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	13D/A	Page 12 of 15 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 13 of 15 Pages

Preamble

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2014, as heretofore amended (the "Schedule 13D") relating to the Common Stock, par value $0.01 per share, of Investment Technology Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 12, 2015, BRI and Voce Catalyst Partners LP ("Voce Catalyst Partners"), in compliance with the Amended and Restated By-laws of the Issuer, submitted to the Issuer a formal notice of their intention to nominate Lon Gorman, R. Jarrett Lilien and James S. Pak for election to the Issuer's board of directors at the 2015 annual meeting of stockholders of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,194,545 shares of Common Stock, constituting approximately 6.4% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 34,191,818 shares of Common Stock outstanding as of February 19, 2015, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 13, 2015.

CUSIP No. 46145F105	13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2015

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

OC 532 OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

CUSIP No. 46145F105	13D/A	Page 15 of 15 Pages

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke

Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

/s/ Jordan Hymowitz
Jordan Hymowitz

/s/ Justin Hughes
Justin Hughes

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants